

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2020

Judy Matthews
Chief Financial Officer
Iterum Therapeutics plc
Block 2 Floor 3, Harcourt Centre
Harcourt Street
Dublin 2
Ireland

  Re: Iterum Therapeutics plc
  Registration Statement on Form S-1
  Filed October 9, 2020
  File No. 333-249432

Dear Ms. Matthews:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Margaret Schwartz at 202-551-7153 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Brian Johnson